February 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re: Arrival Group

Registration Statement on Form F-4

File No. 333-251339

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-4 (File No. 333-251339) filed by Arrival Group (the “Company”) with the U.S. Securities and Exchange Commission on December 15, 2020, as amended (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 10:00 a.m., Eastern Time, on February 17, 2021, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Once the Registration Statement is effective, please confirm effectiveness with our counsel, Greenberg Traurig, P.A., by calling Laurie Green at 954.768.8232.

Very truly yours,

Arrival Group

By: /s/ Denis Sverdlov

Name: Denis Sverdlov

Title:   Chief Executive Officer

cc:	Daniel Chin, Arrival
F. Peter Cuneo, Gavin Cuneo, Michael Minnick, CIIG Merger Corp.

Alan Annex, Laurie Green, Flora Perez, Greenberg Traurig, P.A.

Alice Hsu, Akin Gump Strauss Hauer & Feld LLP